UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-35814

CUSIP Number: 415858109

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HARROW, INC.

(Full Name of Registrant)

(Former Name if Applicable)

1A Burton Hills Blvd., Suite 200

(Address of Principal Executive Office (Street and Number))

Nashville, Tennessee 37215

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Harrow, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”).

The Company could not file the Form 10-K within the prescribed period without unreasonable effort or expense. Although management has been working diligently to complete all of the required information for the Form 10-K, the Company requires additional time to perform certain accounting analyses, complete management’s evaluation of internal controls over financial reporting, and prepare certain disclosures.

The Company anticipates that (i) the Form 10-K will not result in changes to the preliminary unaudited financial results for the full year and fourth quarter of 2024 announced in the Company’s press release dated March 17, 2025 furnished with a Current Report on Form 8-K dated March 17, 2025, and (ii) the Form 10-K will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Andrew R. Boll	(615)	733-4730
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto for preliminary unaudited financial results reported in the Company’s March 17, 2025 press release, which attachment is incorporated herein by reference.

Harrow, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2025	By:	/s/ Andrew R. Boll
	Name:	Andrew R. Boll
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

In its press release issued on March 17, 2025, included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 17, 2025 (the “Form 8-K”), the Company reported the following preliminary unaudited results with respect to its 2024 full fiscal year and fourth quarter.

	For the Three Months Ended December 31, 2024	For the Year Ended December 31, 2024
Revenues	$65 - $67 million	$198 - $200 million
Net Income (Loss)	$5 - $7 million	$(17) - $(19) million
Adjusted EBITDA (a non-GAAP measure)	$21 - $23 million	$39 - $41 million

Adjusted EBITDA

The Company defines Adjusted EBITDA as net income (loss), excluding the effects of stock-based compensation and expenses, impairment of intangible assets, interest, taxes, depreciation, amortization, investment loss, net, and, if any and when specified, other non-recurring income or expense items. Management believes that the most directly comparable GAAP financial measure to Adjusted EBITDA is net income (loss). Adjusted EBITDA has limitations and should not be considered as an alternative to gross profit or net loss as a measure of operating performance or to net cash provided by (used in) operating, investing, or financing activities as a measure of ability to meet cash needs.

The following is a reconciliation of Adjusted EBITDA, a non-GAAP measure, to the most comparable GAAP measure, net income (loss), for the three months and year ended December 31, 2024:

	For the Three Months Ended December 31, 2024	For the Year Ended December 31, 2024
GAAP net income (loss) range	$5,000,000 - 7,000,000	$(17,000,000) – (19,000,000)
Stock-based compensation and expenses	4,794,000	17,619,000
Impairment of intangible assets	253,000	253,000
Interest expense, net	6,375,000	22,786,000
Income tax (benefit) expense	(514,000)	161,000
Depreciation	468,000	1,850,000
Amortization of intangible assets	4,075,000	11,783,000
Investment loss	-	3,171,000
Other expense, net	261,000	185,000
Adjusted EBITDA range	$20,712,000 - 22,712,000	$38,808,000 - 40,808,000